January 3, 2007

Via Facsimile and
Regular Mail

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC 20549

Re:         Maxco, Inc. (“Company”)
Preliminary Proxy Statement on Schedule 14A
Filed December 15, 2006
File No. 0-02762
Letter to Company dated December 28, 2006

Dear Mr. Owings:

We represent the Company. This letter is in response to your letter to the Company dated December 15, 2006. We appreciate the staff’s review process in order to assist the Company toward compliance with applicable disclosure requirements and to enhance the overall disclosure in its filings.

We offer the following response and explanation to, the specific comment in your letter:

1.	Your comments suggest that we revise our disclosure to include a summary of the fairness opinion provided by GBQ. Reference is made to Item 14(b)(6) of Schedule 14A.

Although we have some question that Item 14(b)(6) of Schedule 14A requires a detailed discussion of the GBQ report because it was done for a different transaction and is a year old, we have decided to include a detailed analysis of that report and add it as a separate Annex to the Schedule 14A. By making the disclosure in this fashion, it provides the information to the shareholder but does not confuse it with the present transaction that is being considered.

We would appreciate your response to this change as soon as possible because we are still trying to get shareholder approval in time so that the scheduled closing can occur as planned, assuming the approval is obtained.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
January 3, 2007

In connection with this response, as requested, the Company acknowledges:

•  the Company is responsible for the adequacy and accuracy of disclosure in filings;

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your continued cooperation and assistance. If you have any questions, or require further information, please do not hesitate to contact me.

Very truly yours,

WARREN CAMERON ASCIUTTO
& BLACKMER, P.C

J. Michael Warren